UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 03-31-2012

Check here if Amendment [ ]; Amendment Number: ______
This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-__________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

M C Comras	London, U.K.	05-11-2012
[Signature]	[City, State]	[Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: _____0_____

Form 13F Information Table Entry Total: _____21_____

Form 13F Information Table Value Total: _____ 237,144_____
                                                                   (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5			COLUMN 6	COLUMN 7	COLUMN 8		
									VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGER	SOLE	SHARED	NONE
AGCO CORP	COM	001084 10 2	8,626	182,711	SH		SOLE		182,711		
BRISTOL MYERS SQUIBB CO	COM	110122 10 8	11,625	344,449	SH		SOLE		344,449		
CELGENE CORP	COM	151020 10 4	17,315	223,359	SH		SOLE		223,359		
CHECKPOINT SYS INC	COM	162825 10 3	13,242	207,419	SH		SOLE		207,419		
COTT CORP QUE	COM	22163N 10 6	7,449	1,130,346	SH		SOLE		1,130,346		
DREAMWORKS ANIMATION SKG INC	CL A	26153C 10 3	7,419	402,138	SH		SOLE		402,138		
GOLDCORP INC NEW	COM	380956 40 9	21,017	466,422	SH		SOLE		466,422		
KANSAS CITY SOUTHERN	COM NEW	485170 30 2	11,338	158,152	SH		SOLE		158,152		
KIMBERLY CLARK CORP	COM	494368 10 3	463	6,264	SH		SOLE		6,264		
MARKET VECTORS VIETNAM ETF	VIETNAM ETF	57060U 76 1	180	9,410	SH		SOLE		9,410		
MEDTRONIC INC	COM	585055 10 6	13,580	346,517	SH		SOLE		346,517		
MOBILE TELESYSTEMS OJSC	SPONSORED ADR	607409 10 9	5,917	322,630	SH		SOLE		322,630		
PFIZER INC	COM	717081 10 3	19,418	856,909	SH		SOLE		856,909		
SARA LEE CORP	COM	803111 10 3	25,395	1,179,527	SH		SOLE		1,179,527		
SHUFFLE MASTER INC	COM	825549 10 8	9,882	561,481	SH		SOLE		561,481		
SOUTHWESTERN ENERGY	COM	845467 10 9	8,344	272,691	SH		SOLE		272,691		
SYMANTEC CORP	COM	871503 10 8	12,204	652,647	SH		SOLE		652,647		
TYCO INTERNATIONAL LTD	SHS	H89128 10 4	18,485	329,029	SH		SOLE		329,029		
ULTRA PETROLEUM	COM	903914 10 9	10,083	445,581	SH		SOLE		445,581		
WD-40 CO	COM	929236 10 7	385	8,499	SH		SOLE		8,499		
YAMANA GOLD INC	COM	98462Y 10 0	14,777	946,013	SH		SOLE		946,013		